Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
MitoCareX Bio Ltd.(1)	Israel
NITO Renewable Energy, Inc. (2)	Nevada
Save Foods Ltd. (3)	Israel

(1)	MitoCareX Bio Ltd. is the 100% owned subsidiary of Nexentis Technologies Inc.
(2)	NITO Renewable Energy, Inc. is the 100% owned subsidiary of Nexentis Technologies Inc., and which owns 70% of SB Impact 4 Ltd., a company organized under the laws of Italy.
(3)	Save Foods Ltd. is the former 98.48% owned subsidiary of Nexentis Technologies Inc. On March 15, 2026, Nexentis Technologies Inc. closed a transaction that resulted in the sale of 100% of Nexentis Technologies Inc.’s equity interests in Save Foods Ltd.